August 12, 2024

Naijiang (Eric) Zhou
Chief Financial Officer
Xunlei Ltd
3709 Baishi Road, Nanshan District, Shenzhen, 518000
The People   s Republic of China

       Re: Xunlei Ltd
           Form 20-F for the fiscal year ended December 31, 2023
           Response dated June 20, 2024
           File No. 001-35224
Dear Naijiang (Eric) Zhou:

       We have reviewed your June 20, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Form 20-F for the fiscal year ended December 31, 2023
Note 2. Summary of significant accounting policies
(k) Goodwill, page F-19

1. We note your response to prior comment one. Please address the following as it relates to the reconciliation from the business enterprise value to the fair value of the Xunlei RU:
           Explain in detail how you determined that the Net Cash adjustment was appropriate. Also, describe how you determined the amount of operating cash and why such amount was appropriate.
           Clarify whether some or all of the Net Cash amount will be used in operations over the span of your discounted cash flow model.
           Clarify whether there are any obligations that are on the balance sheet but that are not incorporated in your calculation of business enterprise value. Provide a break down of the components that comprise the non-operating
           assets/liabilities (excluding short-term investments) adjustment. August 12, 2024
Page 2

2. We note your reconciliation to market capitalization as of December 31, 2023 provided in response to prior comment one. Please explain your basis for including the Net Cash adjustment in this reconciliation and explain how you concluded that the market capitalization does not already reflect some or all of the $236M Net Cash adjustment. In this regard, tell us your consideration of whether a market participant would be aware of the amount of Net Cash given that a majority of the components are reflected on the balance sheet.
       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Haiping Li